

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

November 5, 2007

By facsimile to (310) 552-5001 and U.S. Mail

Mr. Luo Ken Yi
China Architectural Engineering, Inc.
105 Baishi Road
Jiuzhou West Avenue
Zhuhai 519070, People's Republic of China

Re: China Architectural Engineering, Inc.
        Registration Statement on Form S-1
        Filed October 22, 2007
        File No. 333-146851

Dear Mr. Luo:

        We limited our review of the filing to those issues that we have addressed in our comments. Where indicated, we think that you should revise the document in response to the comments. If you disagree, we will consider your explanation why a comment is inapplicable or a revision is unnecessary. Be as detailed as necessary in your explanation. To understand better your disclosure, we may ask you in some comments to provide us supplemental information. We may raise additional comments after reviewing this information.

Our review's purpose is to assist you in your compliance with applicable disclosure requirements and to enhance the overall disclosure in your document. We look forward to working with you to achieve these objectives. We welcome any questions that you may have about comments or any other aspect of our review. You may call us at the telephone numbers listed at the end of this letter.

Registration Statement's Facing Page

1.   Although disclosure indicates that China Architectural Engineering, Inc. or CAEI is registering 800,000 bond warrants for resale by a selling securityholder, disclosure is

unclear whether CAEI is registering the exercise of the warrants by purchasers of the warrants in this offering. Please revise to clarify.

Selling Security Holders, page 61

2.   Describe briefly how each selling security holder acquired the securities being registered for resale. We note the disclosure that ABN AMRO acquired the bonds and bond warrants that it is reselling in a financing transaction on April 12, 2007.

3.   Confirm that FirstAlliance Financial Group, Inc. is not a broker-dealer or a broker-dealer's affiliate. We note the disclosure under "Plan of Distribution "on page 84 that ABN AMRO, a broker-dealer's affiliate, acquired the securities being resold in the ordinary course of business and had no agreement or understanding, directly or indirectly, with any person to distribute these securities.

Exhibit Index

4.   Disclosure indicates that CAEI intends to file by amendment some exhibits, including the legal and tax opinions. Allow us sufficient time to review the exhibits before requesting the registration statement's effectiveness.

Closing

File an amendment to the S-1 in response to the comments. To expedite our review, CAEI may wish to provide us three marked courtesy copies of the amendment. Include with the filing any supplemental information requested and a cover letter tagged as correspondence that keys the responses to the comments. If CAEI thinks that compliance with any of the comments is inappropriate, provide the basis in the letter. We may have additional comments after review of the amendment, the responses to the comments, and any supplemental information.

We urge all persons responsible for the accuracy and adequacy of the disclosure in the registration statement reviewed by us to ensure that they have provided all information investors require for an informed decision. Since CAEI and its management are in possession of all facts relating to the disclosure in the registration statement, they are responsible for the adequacy and accuracy of the disclosures that they have made.

If CAEI requests acceleration of the registration statement's effectiveness, CAEI should furnish a letter at the time of the request, acknowledging that:

- Should the Commission or the staff acting by delegated authority declare the registration statement effective, it does not foreclose the Commission from taking any action on the filing.

- The action of the Commission or the staff acting by delegated authority in declaring the registration statement effective does not relieve CAEI from its full responsibility for the adequacy and accuracy of the registration statement's disclosures.

- CAEI may not assert our comments or the declaration of the registration statement's effectiveness as a defense in any proceedings initiated by the Commission or any person under the United States' federal securities laws.

The Commission's Division of Enforcement has access to all information that CAEI provides us in our review of the registration statement or in response to our comments on the registration statement.

We will consider a written request for acceleration of the registration statement's effectiveness under Rule 461 of Regulation C under the Securities Act as confirmation that those requesting acceleration are aware of their responsibilities under the Securities Act and the Exchange Act as they relate to the proposed public offering of the securities specified in the registration statement. We will act on the request and by delegated authority grant acceleration of the registration statement's effectiveness.

You may direct questions on comments and disclosure issues to Edward M. Kelly, Senior Counsel, at (202) 551- 3728 or me at (202) 551-3765.

Very truly yours,

Pamela A. Long
Assistant Director

cc: Thomas J. Poletti, Esq.
        Anh Q. Tran, Esq.
        Kirkpatrick & Lockhart Preston Gates Ellis LLP
        10100 Santa Monica Boulevard, 7th Floor
        Los Angeles, CA 90067